Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management Discussion and Analysis (“MD&A”) of Systems Xcellence, Inc. (the “Company”) has been prepared and is current as of May 9, 2007. It should be read in conjunction with the unaudited interim consolidated financial statements at and for the three months ended March 31, 2007 and the audited annual consolidated financial statements for the year ended December 31, 2006, including the notes thereto. This MD&A also contains forward looking statements and should be read in conjunction with the risk factors described in the Company’s Annual Report under “Risk Factors.”

This report contains forward-looking statements. Any statements contained herein that are not historical facts may be deemed to be forward-looking statements. There are a number of important factors that could cause actual results to differ materially from those indicated by such forward-looking statements. Such factors include, but may not be limited to, the ability of the Company to adequately address: the risks associated with acquisitions, the Company’s dependence on key customers and key personnel, competition from both existing and new sources, expanding its service offerings, the impact of technological change on its product/service offerings, potential fluctuations in financial results, the sufficiency of its liquidity and capital needs, the indebtedness of the Company, the volatility of its share price, the Company’s limited history of profitability, the continued viability of its proprietary technology, its product liability and insurance needs, its reliance on key suppliers if any, continued confidence in e-commerce as an on-line delivery mechanism for information, and the impact of government regulation on the Company’s business.

All figures are in U.S. dollars unless otherwise stated.

Overview

Systems Xcellence Inc. (the “Company”) is a leading provider of healthcare information technology solutions and services to providers, payers and other participants in the pharmaceutical supply chain in North America. The Company’s product offerings include a wide range of pharmacy benefit management services and software products for managing prescription drug programs and for drug prescribing and dispensing. The Company’s solutions are available on a license basis with on-going maintenance and support or on a transaction fee basis using an Application Service Provider (“ASP”) model. The Company’s payer customers include over 70 Managed Care Organizations, Blue Cross Blue Shield organizations, government agencies, employers and intermediaries such as Pharmacy Benefit Managers. The Company’s provider customers include over 1,400 independent, regional chain, institutional, and mail-order pharmacies. The solutions offered by the Company’s services assist both payers and providers in managing the complexity and reducing the cost of their prescription drug programs and dispensing activities.

The Company’s revenue is primarily derived from transaction processing services, software license sales, hardware sales, maintenance, and professional services. Revenue from transaction processing includes ASP and switching services and is recognized as services are provided. Revenue from software licenses and hardware sales is recognized when a license agreement is executed with the customer, the software or hardware product has been delivered, the amount of the fees to be paid by the customer is fixed and determinable, and collection of these fees is deemed probable. Fees are reviewed for arrangements with significant payment due beyond normal trading terms to evaluate whether they are fixed or determinable. If a fee is not fixed or determinable, revenue is recognized as the payments become due from the customer. If collectibility is not considered probable, revenue is recognized when the fee is collected. In cases where collectibility is not deemed probable, revenue is recognized upon receipt of cash, assuming all other criteria have been met. Maintenance and professional services revenues are recognized as the services are performed. Professional services revenue attributed to fixed price arrangements is recognized using the percentage-of-completion method where reasonably dependable estimates of progress toward completion of a contract can be made. For arrangements that are not fixed price arrangements, both the license revenue and professional services revenue are recognized upon delivery of services. For more information on our revenue recognition policies see ‘‘Critical Accounting Policies and Estimates.’’

The Company’s expenses primarily consist of cost of sales, product development costs and selling, general and administrative (“SG&A”) costs. Cost of sales includes costs related to the products and services provided to customers and costs associated with the operation and maintenance of the transaction processing centers. These costs include salaries and related expenses for professional services personnel, transaction processing centers’ personnel, customer support personnel and any hardware or equipment sold to customers. Product development costs consist of staffing expenses in support of the payer and provider products. In general, such costs are not directly related to specific customer products or deliverables, but rather to enhancements and new initiatives. SG&A costs relate to selling expenses, commissions, marketing, network administration and administrative costs, including legal, accounting, investor relations and corporate development costs.

Overall Performance

For the three months ended March 31, 2007, the Company’s financial position and growth prospects continued to strengthen in a number of key areas.

Growth in Pharmacy Benefit Management Services

During the first three months of 2007, the Company continued to build its customer base with the addition of two new customers, Georgia Department of Community Health and Kroger Corporation. In addition, the Company enjoyed continued growth in its Medicare Part D processing volumes due to growth in the number of new enrollees for the 2007 year.

Recurring Revenue

Recurring revenues remained a cornerstone of the Company’s business model. Growth in revenue from recurring sources has been driven primarily by growth in the Company’s transaction processing business in the form of claims processing and pharmacy benefit administrative services (InformedRx) for its payer customers and switching services for its provider customers. Through the Company’s transaction processing business, where the Company is generally paid on a volume basis, the Company continues to benefit from the growth in pharmaceutical drug use in the United States. The Company believes that aging demographics and increased use of prescription drugs will continue to benefit the transaction processing business. In addition to benefiting from this industry growth, the Company continues to focus on increasing the transaction processing segment of recurring revenue by adding new transaction processing customers to its existing customer base.

For the three months ended March 31, 2007, recurring revenue represented 74% of total revenue as compared to 64% for the same period last year. Recurring revenue increased 44% to $17.9 million for the three months ended March 31, 2007 from $12.4 million for the three months ended March 31, 2006. This increase is due primarily to growth in the transaction processing business (including InformedRx), the claims processing and pharmacy benefit management services for the Company’s payer customers and switching and maintenance services for provider customers.

Transaction processing revenue for the three months ended March 31, 2007 increased $5.1 million, or 58%, as compared to the comparable period in 2006 due to growth in volumes from existing clients as well as the addition of new clients, most notably Georgia Department of Community Health and Kroger Corporation.

Results of Operations - First Quarter Results

Revenue

The Company’s revenue breaks down into the following components:

	Three months ended
	March 31,
Products and Services	2007	2006

Recurring
Transaction Processing	$13,832,360	$8,754,170
Maintenance	4,075,325	3,656,662
Total Recurring	17,907,685	12,410,832

Non-Recurring
Professional Services	3,304,681	4,372,418
System Sales	3,109,580	2,553,903
Total Non-Recurring	6,414,261	6,926,321
Total Revenue	$24,321,946	$19,337,153

Total revenue increased $5.0 million, or 26%, to $24.3 million for the first three months of 2007 from $19.3 million for the same period last year.

Transaction processing revenue (consisting of claims adjudication, benefits processing, and switching revenue) increased $5.1 million, or 58%, due to the addition of new clients as well as growth in volumes from existing clients.

Maintenance revenue (consisting of hardware and software maintenance and certain pharmacy services) increased $0.4 million, or 11%, for the first three months of 2007 primarily due to the increase in system sales compared to the prior year.

Professional services revenue decreased $1.1 million, or 24%, primarily due to a significant number of implementations and custom services being performed in the first quarter of 2006 relating to Medicare Part D processing for many clients.

Systems sales revenue (consisting of hardware and software license revenue) increased $0.6 million, or 22%, primarily due to upgrades for existing clients with tiered license upgrade fees, which are linked to the transaction processing volumes and the result of work performed for customers under the Medicare Part D program.

On a percentage basis, recurring revenue accounted for 74% and 64% of consolidated revenue for the first three months of 2007 and 2006, respectively. Recurring revenue consists of transaction processing and maintenance revenue.

Gross Profit

Gross profit margin was 62% for the first three months of 2007 compared to 61% for the first three months of 2006. This increase was primarily due to an increase in higher-margin transaction processing revenue and a decrease in lower-margin professional services revenue.

Product Development Costs

Product development costs for the first three months 2007 were $2.9 million, representing 12% of revenue, compared to $2.1 million, or 11% of revenue for the same period last year. The increase is the result of increased utilization of the Company’s employees for development of new products, as opposed to focusing on professional services projects.

Selling, General and Administration Costs

SG&A costs for the first three months of 2007 were $5.9 million, or 24% of revenue, compared to $3.9 million, or 20% of revenue, for the first three months of 2006. The increase as a percentage of revenue is due primarily to the expansion of the Company’s operations and increased public reporting costs as a result of the listing of the Company’s shares in the U.S. In addition, higher insurance, consulting, infrastructural and recruiting expenses in support of the Company’s growth contributed to the increase.

SG&A costs for the first three months of 2007 included rental expense for both the Lombard and new Lisle, Illinois facilities as the Company’s lease with the Lombard facility was terminated effective March 31, 2007. Also, the addition of sales and management resources during the latter part of 2006 and early 2007 to address the growing market penetration of the Company contributed to the increase SG&A costs.

Depreciation and amortization

Depreciation and amortization expenses increased $0.4 million to $1.3 million for the first three months of 2007 from $0.9 million for the first three months of 2006 due primarily to the purchase of capital assets related to the build-out of the Company’s locations in Scottsdale, Arizona and Lisle, Illinois. In addition, the Company incurred additional expenses related to data center hardware purchases resulting from an increase in data center capacity to support the Company’s higher transaction volume.

Lease termination charge

In March 2006, the Company entered into a new operating lease for office space in Lisle, Illinois. The lease is effective February 1, 2007 and carries a term of 11 years. The Company gave notice to the lessor of the Company’s office located in Lombard, Illinois, to terminate the lease effective March 31, 2007, which termination was subject to an early termination fee of $0.8 million. The Company received $0.8 million from its new landlord and subsequently paid for the lease termination fee which was expensed in the first quarter of 2006.

Stock-based Compensation

The Company accounts for all stock-based payments to employees and non-employees using the fair value based method. Under the fair value based method, compensation cost is measured at fair value on the grant date and recognized over the vesting period. Stock-based compensation expense for the first three months of 2007 decreased to $0.4 million from $0.5 million for the same period last year. This decrease was due to fewer options granted during the first three months of 2007 compared to the first three months of 2006.

Interest Income and Expense

Interest income increased to $1.1 million for the first three months of 2007 from $0.5 million for the first three months of 2006 due to additional cash balances available for investment from the Company’s equity offerings in November 2005 and June 2006. Interest expense was $31,000 for the first three months of 2007 and $0.4 million for the same period last year. In July 2006, the Company repaid its long-term debt obligation using proceeds from the equity offering.

Income Taxes

The Company recognized income tax expense of $1.7 million for the first three months of 2007 compared to a $1.9 million income tax benefit for the first three months of 2006. During the first quarter of 2006, it was determined by management that the Company would be able to utilize a taxable benefit attributable to historical net operating losses and tax-related timing, in accordance with CICA Handbook Section 3465, Income Taxes. As a result, the Company recorded a future income tax recovery of $2.5 million for the three months ended March 31, 2006.

Net Income

The Company reported net income of $3.7 million, or $0.17 per share (fully-diluted), for the first three months of 2007 compared to net income of $5.6 million, or $0.31 per share (fully-diluted), for the same period last year. The $1.9 million decrease in net income was primarily due to an increase in gross profit of $3.3 million, an increase in net interest income of $0.9 million, partially offset by an increase in the following: product development costs ($0.8 million), SG&A costs ($2.0 million), depreciation and amortization ($0.4 million), income taxes ($3.6 million), in addition to a one-time loss on disposal of capital assets of $0.1 million. Net income for the first three months of 2006 included a one-time lease termination charge of $0.8 million.

The increase in revenue was generated primarily from growth in the Company’s transaction processing revenue and consulting, implementation and system sales related to the addition of new clients, and growth in the volume of business from existing clients. The increase in project costs was required to support the Company’s revenue growth. The increase in SG&A costs related primarily to the Company’s increased public reporting costs, insurance, consulting, infrastructural and recruiting fees.

Non-GAAP Financial Measures

The Company reports its financial results in accordance with generally accepted accounting principles (“GAAP”). The Company’s management also evaluates and makes operating decisions using various other measures. Two such measures are book of business and adjusted EBITDA, which are non-GAAP financial measures. The Company’s management believes that these measures provide useful supplemental information regarding the performance of its business operations.

Book of business is management’s estimate of the total revenue expected to be recognized over future periods generally not exceeding three years based on the existing portfolio of in-place contracts at a point in time. It is composed of two components: (1) revenue expected to be recognized over such period from in-place renewable contracts related to transaction processing and maintenance contracts described as recurring revenues in the above discussion; and (2) revenue expected to be recognized from in-place professional services and systems sales contracts described as non-recurring revenues in the above discussion. The Company’s book of business at any time does not indicate demand for the Company’s products and services and may not reflect actual revenue for any period in the future.

Adjusted EBITDA is a non-GAAP measure that management believes is a useful supplemental measure of operating performance prior to net interest income (expense), income taxes, depreciation, amortization, stock-based compensation, debt service, and certain other one-time charges. Management believes it is useful to exclude depreciation, amortization and net interest income (expense) as these are essentially fixed amounts that cannot be influenced by management in the short term. In addition, management believes it is useful to exclude stock-based compensation as this is not a cash expense. Lastly, debt service and certain other one-time charges (including lease termination charges and losses on disposals of capital assets) are excluded as these are not recurring items.

Management believes that adjusted EBITDA provides useful supplemental information to management and investors regarding the performance of the Company’s business operations and facilitates comparisons to its historical operating results. Management also uses this information internally for forecasting and budgeting as it believes that the measure is indicative of the Company’s core operating results. Note however, that adjusted EBITDA is a performance measure only, and it does not provide any measure of the Company’s cash flow or liquidity. Non-GAAP financial measures should not be considered as a substitute for measures of financial performance in accordance with GAAP, and investors and potential investors are encouraged to review the reconciliation of adjusted EBITDA.

Adjusted EBITDA does not have a standardized meaning prescribed by GAAP. The Company's method of calculating adjusted EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of adjusted EBITDA to net income is shown below:

	For the three months ended
	31-Mar-07	31-Mar-06

Adjusted EBITDA	$6,284,580	$5,944,354

Depreciation and amortization	(1,335,714)	(896,625)

Stock-based compensation	(403,912)	(478,857)

Loss on disposal of capital assets	(133,489)	-

Lease termination	-	(757,815)

Other income (expense)	1,346	-

Interest income (expense), net	1,026,616	(93,323)

Income tax recovery (expense)	(1,707,292)	1,858,798

Net Income	$3,732,135	$5,576,532

Share data information

On June 5, 2006, the Company effected a four-to-one share consolidation, unless otherwise stated, all share data contained herein reflects such share consolidation.

As of April 30, 2007, there were 20,612,482 common shares issued and outstanding and 1,881,677 options outstanding, of which 1,251,348 are currently exercisable. There are no warrants or compensation options that are convertible into common stock.

Summary of Quarterly Results - Calendar Basis (unaudited)

The following table provides summary quarterly results (unaudited) for the eight quarters prior to and including the quarter ended March 31, 2007 (US dollars in thousands except per share data):

	2007	2006				2005
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter

Revenue	$24,322	$22,012	$21,046	$18,528	$19,337	$16,611	$14,730	$12,209
Recurring revenue	$17,908	$14,507	$14,252	$12,734	$12,411	$9,393	$8,770	$8,434
Recurring revenue	74%	66%	68%	69%	64%	57%	60%	69%
Operating income	$4,545	$4,163	$4,349	$3,071	$3,624	$3,783	$2,379	$1,323
Net income	$3,732	$3,292	$2,544	$2,065	$5,577	$3,950	$2,210	$1,546
Basic EPS	$0.18	$0.16	$0.12	$0.12	$0.33	$0.26	$0.15	$0.11
Diluted EPS	$0.17	$0.15	$0.12	$0.12	$0.31	$0.24	$0.14	$0.10

For the Eight Quarters Ended March 31, 2007

Revenue has steadily increased from $12.2 million to $24.3 million between the second quarter of 2005 and the first quarter of 2007. The significant increase in the first quarter of 2006 was primarily due to increased transaction processing related to new customers as well as volume increases and system sales relating to Medicare Part D starting in the first quarter of 2006.

Recurring revenue has increased over the past eight quarters from $8.4 million to $17.9 million as a result of increased transaction processing revenue from the introduction of Medicare Part D prescription benefit coverage in the first quarter of 2006, new payer customers choosing the Company’s outsourced transaction processing offering, as well as the organic growth of existing payer customers.

The recurring revenue percentage from the third and fourth quarters of 2005 were down compared to prior quarters primarily because both quarters had a larger mix of systems sales and professional services related to Medicare Part D recognized during those two quarters. The recurring revenue percentage increased in the first two quarters of 2006 primarily due to higher transaction processing volumes. The recurring revenue percentage increased to 74% for the first quarter of 2007due primarily to the growth in the transaction processing business, the claims processing and pharmacy benefit management services for the Company’s payer customers, and switching and maintenance services for provider customers.

Operating income steadily increased from $1.3 million for the second quarter of 2005 to $3.8 million for the fourth quarter of 2005. Operating income declined for the first and second quarters of 2006 primarily due to the recognition of a one-time lease termination fee of $0.8 million. Operating income steadily increased in the second, third and fourth quarters of 2006 primarily due to increased recurring revenue resulting from increased transaction volumes. Operating income increased from the fourth quarter of 2006 to the first quarter of 2007 primarily due to an increase in recurring revenue.

Net income increased from $1.5 million for the second quarter of 2005 to $5.6 million for the first quarter of 2006. Net income in the first quarter of 2006 was positively impacted by the recognition of $2.5 million of future tax assets (“FTAs”) related to future taxable benefits that were determined by management to “more likely than not” to be realized in the future.

Net income decreased $3.5 million between the first and second quarters of 2006 primarily due to the recognition of the FTAs of $2.5 million in the first quarter of 2006, as well as the Company being fully taxable in the second and third quarters of 2006.

Net income increased $0.5 million between the second and third quarters of 2006 primarily due to an increase in revenue of $2.5 million, offset by increased costs of sales, increased income taxes and $1.0 million in early termination payments related to the repayment of long-term debt and the write-off of the unamortized deferred financing costs.

Net income steadily increased from $2.5 million for the third quarter of 2006 to $3.7 million for the first quarter of 2007 primarily due to increased in revenue, partially offset by increased costs of sales and increased taxes.

Liquidity and Capital Resources

As of March 31, 2007, the Company had $77.0 million of cash and cash-equivalents compared to $70.9 million of cash and cash-equivalents at December 31, 2006. The $6.1 million improvement in the Company’s cash position was primarily the result of $9.8 million of cash generated from operating activities, $0.8 million of cash generated from financing activities, which was partially offset by $4.6 million of cash used in investing activities.

Cash flows from operating activities

During the first three months of 2007, the Company generated $9.8 million of cash through its operations, which primarily consisted of net income of $3.7 million adjusted for $1.4 million in amortization of capital and intangible assets, $0.4 million in stock-based compensation expense, $0.4 million in future tax expense, a $3.9 million dollar increase in working capital, and a $0.1 million net loss on the disposal of capital assets. This is compared to cash generated from operations of $1.8 million in 2006, which primarily consisted of $5.6 million of net income, offset by $0.9 million in amortization of capital and intangible assets, $0.5 million in stock-based compensation expense, a future tax asset decrease of $2.6 million, and a $2.6 million decrease in non-cash working capital.

During the first three months of 2007, the increase in working capital was due primarily to increases in pharmacy benefit claim payments payable of $2.8 million and in pharmacy benefit management rebates payable of $1.3 million. Both amounts represent cash received by the Company that is due to its customers. The increase is due to the timing of the cash receipt by the Company and subsequent payment to its customers.

Cash flows from financing activities

During the first three months of 2007, the Company generated $0.8 million of cash from financing activities, which primarily consisted of cash received from the exercise of stock options. This is compared to cash used during 2006 of $0.2 million of cash from financing activities, which primarily consisted of the repayment of debt of $0.3 million, partially offset by cash received from the exercise of options.

Cash flows from investing activities

During the first three months of 2007, the Company used $4.6 million of cash for investing activities, which consisted of capital purchases to support increased ASP activity and the cost of the relocation to new facilities. This is compared to cash used during 2006 of $1.4 million, consisting primarily of capital purchases to support increased ASP activity related to Medicare Part D.

Contractual Obligations

Contractual obligations of the Company are as follows:

		Less than	Years	Years	After
	Total	1 Year	1-3	4-5	Year 5
Operating Leases	$13,919,409	$1,278,782	$2,999,594	$2,816,715	$6,824,318
Purchase Obligations	1,671,037	1,216,790	454,247	-	-

Total	$15,590,446	$2,495,572	$3,453,841	$2,816,715	$6,824,318

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements or derivative financial instruments.

New Accounting Standards

Changes in accounting policies:
In July 2006, the CICA replaced Section 1506, Accounting Changes, with a new section based on International Financial Reporting Standard IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The objective of Section 1506 is to prescribe the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. The adoption of the standard did not have a material impact on the Company’s consolidated financial statements.

Financial Instruments:
In January 2005, the CICA issued Section 3855, Financial Instruments- Recognition and measurement. Section 3855 establishes standards for recognition and measurement of financial assets, financial liabilities and non-financial derivatives. The standard requires that financial instruments within scope, including derivatives, be included on the Company’s balance sheet and measured at fair value, except for loans and receivables, held-to-maturity financial assets and other financial liabilities which are measured at cost or amortized cost. Held for trading financial assets and financial liabilities are measured at fair value and subsequent changes in fair value are recognized in the consolidated statements of operations in the period in which they arise. Available-for-sale financial assets are measured at fair value, with unrealized gains and losses, including changes in foreign exchange rates, recognized in other comprehensive income until the financial asset is derecognized or impaired, at which time any unrealized gains or losses are recorded in the consolidated statements of operations.

The Company has classified its cash and cash equivalents as held-for-trading as the balance represents a medium of exchange. The Company’s amounts receivable are classified as loans and receivables and its amounts payable and accrued liabilities are classified as other liabilities. Due to the immediate or short-term maturity of these financial instruments, their carrying values are estimated to approximate their fair values. As a result, no adjustments to the Company’s consolidated financial statements were made for the period ended March 31, 2007.

At January 1, 2007 and March 31, 2007, the Company has no derivative financial instruments.

Section 3855 also requires that obligations undertaken in issuing a guarantee that meets the definition of a guarantee pursuant to Accounting Guideline 14, Disclosure of Guarantees (“AcG-14”) be recognized at fair value at inception. No subsequent re-measurement at fair value is required unless the financial guarantee qualifies as a derivative. The Company has no guarantees that require disclosure and re-measurement at January 1, 2007 and March 31, 2007.

The adoption of the standard did not have a material impact on the Company’s consolidated financial statements.

Comprehensive Income and Shareholders’ Equity:
In January 2005, the CICA issued new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity. Section 1530 establishes standards for reporting and display of comprehensive income. Comprehensive income consists of net income and all other changes in shareholders’ equity that do not result from changes from transactions with shareholders, such as cumulative foreign currency translation adjustments and unrealized gains or losses on available-for-sale securities. The standard does not address issues of recognition or measurement for comprehensive income and its components. At January 1, 2007 and March 31, 2007, there are no adjustments to net income required to reconcile to the comprehensive income/loss.

Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1530 and recommends that an enterprise should present separately the following components of equity: retained earnings, accumulated other comprehensive income, the total for retained earnings and accumulated other comprehensive income, contributed surplus, share capital and reserves. The Company has included a Consolidated Statement of Changes in Shareholders’ Equity in its consolidated financial statements.

Critical Accounting Policies and Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include revenue recognition, purchase price allocation in connection with acquisitions, the carrying amount of capital assets, intangibles, goodwill, and valuation allowances for receivables and future income taxes. Actual results could differ from those estimates.

Revenue recognition
The Company's revenue is derived from transaction processing services, systems sales, including software license sales and hardware sales, maintenance, and professional services.

The Company recognizes revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service or product has been provided to the customer; (3) the collection of fees is reasonably assured; (4) the amount of fees to paid by the customer is fixed or determinable; and (5) no uncertainties exist surrounding product acceptance.

Transaction processing revenue: Revenue from transaction processing includes ASP and switching services. ASP services include primarily hosting, claims adjudication, customer support, financial reporting, on-line and off-line data storage and rebate administration services. The Company earns a transaction fee for each transaction processed and accounts for its revenue under EITF 00-21, Revenue Arrangements with Multiple Deliverables. The Company recognizes revenue at the time the transaction is processed provided the related contracts include a substantive minimum monthly payment which exceeds the fair value of the undelivered elements. If a substantive monthly minimum payment does not exist in the customer contract, the fair value of the undelivered elements is deferred.

Switching services include transaction processing services, and the revenue is recognized as the services are performed.

System sales revenue: Revenue from software licenses is recognized in accordance with the American Institute of Certified Public Accountant’s Statement of Position (“SOP”) No. 97-2, Software Revenue Recognition, as modified by SOP 98-9, Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions. Revenue is recognized when a license agreement is executed with the customer, the software product has been delivered, the amount of the fees to be paid by the customer is fixed and determinable, and collection of these fees is deemed probable. Fees are reviewed related to arrangements with significant payment due beyond normal trading terms, to evaluate whether they are fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as the payments become due from the customer. In cases where collectibility is not deemed probable, revenue is recognized upon receipt of cash, assuming all other criteria have been met.

Typically, software license agreements are multiple element arrangements as they also include professional services, related maintenance, hardware, and/or implementation services fees. Arrangements that include consulting services are evaluated to determine whether those services are considered essential to the functionality of the software.

When services are considered essential to the functionality of the software, license and professional services revenues are recognized using the percentage-of-completion method where reasonably dependable estimates of progress toward completion of a contract can be made in accordance with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The Company estimates the percentage-of-completion on contracts utilizing costs incurred to date as a percentage of the total costs at project completion, subject to meeting agreed milestones. In the event that a milestone has not been reached, the associated cost is deferred and revenue is not recognized until the customer has accepted the milestone. Recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to earnings in the period in which the facts that give rise to the revision become known. It should be noted that a significant number of the Company’s license and services revenue are recognized under the percentage-of-completion method. If the Company does not have a sufficient basis to estimate the progress towards completion, revenue is recognized when the project is complete or when final acceptance is received from the customer.

When services are not considered essential to the functionality of the software, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element. VSOE used in determining the fair value of license revenues is based on the price charged by the Company when the same element is sold in similar volumes to a customer of similar size and nature on a stand-alone basis. VSOE used in determining fair value for installation, integration and training is based on the standard daily rates for the type of services being provided multiplied by the estimated time to complete the task. VSOE used in determining the fair value of maintenance and technical support is based on the annual renewal rates. The revenue allocable to the consulting services is recognized as the services are performed. In instances where VSOE exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method of allocation of the arrangement fees for revenue recognition purposes.

Maintenance revenue: Maintenance revenues consist of revenue derived from contracts to provide post-contract customer support ("PCS") to license holders. These revenues are recognized ratably over the term of the contract. Advance billings of PCS are not recorded to the extent that the term of the PCS has not commenced or payment has not been received.

Professional services revenue: Professional services revenues are recognized as the services are performed, generally on a time and material basis. Professional services revenues attributed to fixed price arrangements are recognized using the percentage of total estimated direct labor costs to complete the project.

Goodwill
Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized but is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statement of operations. The Company completed its goodwill impairment test at December 31, 2006 and 2005 and determined no impairment existed.

Impairment of long-lived assets
Long-lived assets, including capital assets and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. At March 31, 2007, no events or circumstances had occurred that suggested that the carrying amounts of the long-lived asset may not be recoverable.

Income taxes
The Company uses the asset and liability method of accounting for income taxes. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.

Additional information

Additional information regarding the Company’s financial statements and activities, including the Company’s annual information form, are available at www.sedar.com.